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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AKTIEBOLAGET ELECTROLUX
(Name of Issuer)

AKTIEBOLAGET ELECTROLUX
(Name of Person(s) Filing Statement)

Common Stock, Par Value SEK 5
American Depositary Shares, each representing two shares of
Common Stock evidenced by American Depositary Receipts
(Title of Class of Securities)

010198208
(CUSIP Number of Class of Securities)

Nina Linander
(Senior Vice President and Group Treasurer)
Cecilia Vieweg
(Senior Vice President and General Counsel)
AB Electrolux
S:t Göransgatan 143
SE-105 45 Stockholm
Sweden
(+46 8 738 60 00)
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
 James M. Bartos, Esq
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP, England
(+44 20 7655 5000)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$46,113,254	$5,842

*
Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation in Swedish Kronor ("SEK") is calculated by the sum of (A) SEK 200, the redemption price per share of Class A common stock, multiplied by (x) 357, the number of shares of Class A common stock held by shareholders located in the United States divided by (y) twenty and (B) SEK 200, the redemption price per share of Class B common stock, multiplied by (x) the sum of (i) 31,855,696, the number of shares of Class B common stock held by shareholders located in the United States, and (ii) 3,411,364, the number of shares of Class B common stock represented by American Depositary Shares divided by (y) twenty. The exchange rate used to convert the Transaction Valuation in SEK to U.S. dollars for purposes of calculating the filing fee is U.S.$1.00 = SEK 7.648, the Federal Reserve noon buying rate on April 29, 2004.

**
The amount of the filing fee equals $126.70 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO relates to the offer by AB Electrolux, a company organized under the laws of Sweden, to commence a tender offer to redeem for cash one in every 20 outstanding shares of its Class A and Class B common stock of 5 Swedish Kronor ("SEK") nominal value per share (the "Shares"), including Class B Shares underlying its American Depositary Shares ("ADSs") (a maximum of 15,330,530 Shares in total) at a redemption price of SEK 400 per ADS, SEK 200 per Class A Share and SEK 200 per Class B Share tendered upon the terms and on the conditions set forth in the Offer to Purchase dated May 4, 2004 and in the related Letters of Transmittal, which as amended or supplemented from time to time, together constitute the offer. This Schedule TO is intended to satisfy the reporting requirements of Section 13(e)-4(c) of the Securities Exchange Act of 1934, as amended.

Item 1 to Item 11.

        The Information in the Offer to Purchase and the related Letters of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B)(i) and (a)(1)(B)(ii), is incorporated in this Schedule TO by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12.	Exhibits.
(a)(1)(A)	Offer to Purchase dated May 4, 2004.
(a)(1)(B)(i)	Letter of Transmittal to Tender Shares of Common Stock.
(a)(1)(B)(ii)	Letter of Transmittal to Tender American Depositary Shares.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Notice of Guaranteed Delivery for Tender of Shares of Common Stock or American Depositary Shares.
(a)(1)(F)	"Sell Order Transactions" Form.
(a)(1)(G)	Redemption of Shares: Offer to the shareholders of AB Electrolux (English translation of Swedish original).
(a)(2)-(4)	Not applicable.
(a)(5)	Press Releases dated March 16, 2004; March 17, 2004; April 7, 2004; and April 21, 2004.
(b)	None.
(c)	Not applicable.
(d)	None.
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

2

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AKTIEBOLAGET ELECTROLUX (PUBL)
By:	/s/ HANS STRÅBERG Name: Hans Stråberg Title: President and Chief Executive Officer
By:	/s/ NINA LINANDER Name: Nina Linander Title: Senior Vice President and Group Treasurer
May 4, 2004

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Exhibit Index

Exhibit Number	Description.
(a)(1)(A)	Offer to Purchase dated May 4, 2004.
(a)(1)(B)(i)	Letter of Transmittal to Tender Shares of Common Stock.
(a)(1)(B)(ii)	Letter of Transmittal to Tender American Depositary Shares.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Notice of Guaranteed Delivery for Tender of Shares of Common Stock or American Depositary Shares.
(a)(1)(F)	"Sell Order Transactions" Form.
(a)(1)(G)	Redemption of Shares: Offer to the shareholders of AB Electrolux (English translation of Swedish original).
(a)(2)-(4)	Not applicable.
(a)(5)	Press Releases dated March 16, 2004; March 17, 2004; April 7, 2004; and April 21, 2004.

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Exhibit Index